ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols

617-854-2418

Kathleen.Nichols@ropesgray.com

April 27, 2017

BY EDGAR And E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Valerie Lithotomos

Re:	NexPoint Credit Strategies Fund

Preliminary Proxy Statement

(File Nos. 811-21869 and 333-215796)

Dear Ms. Lithotomos:

On behalf of NexPoint Credit Strategies Fund (the “Trust”), a Delaware statutory trust, please find below the Trust’s responses to the comments provided orally via conference call on April 19, 2017 (each a “Comment” and, collectively, the “Comments”) relating to the Trust’s preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2017 (accession no. 0001193125-17-123515) (the “Preliminary Proxy”).

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Trust’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please confirm supplementally that the Preliminary Proxy and the Trust’s registration statement on Form N-2 with respect to its rights offering (the “Registration Statement”) are wholly independent of one another, except that the Registration Statement contains a discussion of Proposal 2, as described in the Preliminary Proxy.

Response: The Trust confirms that the Preliminary Proxy and the Registration Statement are wholly independent of one another, except that the pre-effective amendment to the Trust’s Registration Statement filed on April 13, 2017 contains a discussion of Proposal 2, as described in the Preliminary Proxy.

2.	Staff Comment: Please add disclosure to the section titled “Proposal 2: Approval of a Change to the Fund’s Fundamental Policy Regarding Concentration” detailing how changing the Trust’s fundamental policy to permit the Trust to concentrate in the real estate industry is expected to benefit shareholders. Additionally, please disclose the potential risks of concentrating in the real estate industry and such risks should include a discussion of any actual or economic or regulatory developments that may significantly impact the real estate industry, as applicable.

Response: In response to the Staff’s comment, the referenced disclosure has been revised as follows:

The Board approved a change in the fundamental policy regarding concentration for the Fund based upon the recommendation of the Fund’s Adviser that the Fund would be better able to pursue its investment objectives to provide both current income and capital appreciation if it were to concentrate its investments in the real estate industry. The Adviser noted that due to the Fund’s current fundamental investment policy, the Fund’s is currently precluded from investing additional assets in the real estate industry and therefore cannot take advantage of certain investment opportunities the Adviser believes would be beneficial to the Fund.

The Board considered NexPoint’s expertise and the breadth of opportunities available in the real estate industry, noting that in the three years ended December 31, 2016, NexPoint and its affiliates (“Highland”) have completed approximately $2.3 billion of commercial real estate transactions. The Board also considered that Highland manages various investment vehicles that primarily invest in real estate related assets, including two wholly-owned REIT subsidiaries of the Fund, a real estate focused closed-end interval fund overseen by the Board (NexPoint Real Estate Strategies Fund), a non-traded multifamily REIT, and a publically traded multifamily REIT. The Board further noted that, although past performance is no guarantee of future results, the Fund’s investments in the real estate industry have performed well during the past five years, with preferred equity real estate positions in one of the Fund’s REIT subsidiaries contributing meaningfully to the Fund’s performance for the fiscal year ended December 31, 2016. The Board considered that the proposed change to the Fund’s fundamental policy would better position the Fund to take advantage of Highland’s experience in the real estate sector and could provide additional opportunities for the Fund to fulfill its investment objectives, though there is no guarantee that any of the Fund’s investments in the real estate industry or otherwise will be successful or that the Fund will achieve its investment objectives.

The Board also considered the risks inherent in the proposed change, including that increasing the percentage of the Fund’s total assets that can be invested in the securities of issuers in the real estate industry increases the risk that the Fund will be adversely affected by events impacting the real estate industry. Additionally, a concentrated fund would be more significantly affected by events impacting the real estate industry than would a fund that was not so concentrated. Financial, economic, business, and other developments affecting issuers in the real estate industry will have a greater effect on the Fund, and if securities of the real estate industry fall out of favor, the Fund could underperform, or its net asset value may be more volatile than, funds that have greater industry diversification. Issuers principally engaged in real estate industry, including real estate investment trusts, may be subject to risks similar to the risks associated with the direct ownership of real estate, including: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage.

3.	Staff Comment: In the section titled “Proposal 2: Approval of a Change to the Fund’s Fundamental Policy Regarding Concentration,” please remove or, alternatively, explain the purpose of the disclosure currently included under clauses (i) and (ii).

Response: In response to your comment, the proposed fundamental policy will be revised to read as follows:

The Fund will, under normal market conditions, invest at least 25% of the value of its total assets at the time of purchase in the securities of issuers conducting their principal business activities in the real estate industry, including ~~, provided that: (i) there is no limitation with respect to~~ obligations issued or guaranteed by the U.S. Government, any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions, and investments by any territory of the United States or any of their agencies, instrumentalities or political subdivisions, ~~and investments by the Fund in any such obligations~~ for which the underlying collateral is real estate ~~will count towards compliance with the Fund in any such obligations for which the underlying collateral is real estate will count towards compliance with the 25% limitation; and (ii) notwithstanding this limitation, assets may be invested in the securities of one or more management investment companies or subsidiaries to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.~~

The Trust has decided to retain certain of the language under (i), as shown, to clarify that government obligations for which the underlying collateral is real estate will be counted towards the Trust’s obligation to invest at least 25% of its total assets in the real estate industry.

4.	Staff Comment: Please confirm supplementally that the disclosure included in the section titled “Independent Registered Accounting Firm” is required by Schedule 14A.

Response: The Trust confirms that the referenced disclosure is required by Item 9 of Schedule 14A.

*    *    *

Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 854-2418 or to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols

Kathleen Nichols

Enclosures

cc:	Brian Mitts

Brian McCabe, Esq.